UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               (Amendment No. )*

                     		Foxby Corp.
- ----------------------------------------------------------------------------
                                (Name of Issuer)
- ----------------------------------------------------------------------------

                     		Common Stock
- ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                        	 003009107
- ----------------------------------------------------------------------------
                                 (CUSIP Number)

				Gregg Abella
                       Investment Partners Asset Management, Inc.
				1 Highland Avenue
			   Metuchen, New Jersey 08840
				732-205-0391

- ----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 20, 2006

             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.
- ------=====-------------------------------------------------------------
     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Investment Partners Asset Management, Inc.
- ------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                               (b) [ ]
- ------------------------------------------------------------------------
3     SEC USE ONLY
- ------------------------------------------------------------------------
4     SOURCE OF FUNDS  ***
       (See Item 3)
- ----- ------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]
- ----- ------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Investment Partners Asset Management, Inc. is organized under the laws of Delaware.
- ----- ------------------------------------------------------------------
                      7     SOLE VOTING POWER

                      		0
                      ----------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY          		0
OWNED BY              ----------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                		0
                      ---------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                      		159,200 - with clients
- ------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     	159,200
- ------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES   [  ]
- ------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      	6.12%
- ------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IA
- ------------------------------------------------------------------------

Item 1.   Security and Issuer

	Foxby Corp. is located at 11 Hanover Square, NY, NY 10005.



Item 2.   Identity and Background

(a) Investment Partners Asset Management, Inc. is a corporation formed in the State of Delaware.



(b) The principal place of business of the reporting person is 1 Highland Avenue, Metuchen, NJ.



(c)    Investment Advisor




(d) 	None



(e)	None


(f)	Delaware



Item 3.    Source and Amount of Funds or Other Consideration

     Client assets.



Item 4.    Purpose of Transaction

	The purpose of acquisition is investment.



Item 5.    Interest in Securities of the Issuer
a), (b) and (c) The reporting person believes that the number of shares of the issuer that are outstanding is 2,602,847 as of December 19, 2006. As of December 20, 2006, the reporting person may have been deemed the beneficial owner of 159,200 Shares approximately 6.12% of the total number of Shares outstanding).

Trade Name	Account #	Short Name	No.: of 	Execution
						Shares		Price
10-11-06	NT2703017	Remington	10,400		2.2818
10-18-06	NT2704197	Fairview C	40,000		2.3413
10-18-06	NT2703017	Remington	52,000		2.3413
10-18-06	NT2700997	Fairview C	18,000		2.3413
12-19-06	NT2702282	Turinsky E	19,800		2.3996
12-19-06	NT2700039	Salemi CAJ	 8,000		2.3996
12-19-06	NT2703249	Colorito L	 5,000		2.3996
12-19-06	NT2701920	Davis John	 6,000		2.3996

(d)	None

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

		None

Item 7.    Material to be Filed as Exhibits

		None

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated as of December 20, 2006






                                Investment Partners Asset Management, Inc.

                                         By: /s/ Gregg Abella
                                             --------------------------
                                             Name:  Gregg Abella
                                             Title: Vice President